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                                                                     Exhibit 1.1

DAVID'S BRIDAL, INC.
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PRESS RELEASE
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                                                         CONTACT:   ED WOZNIAK
                                                         CHIEF FINANCIAL OFFICER
                                                         610.896.2111, ext. 202

                     SECOND QUARTER EARNINGS INCREASE 40.5%

Conshohocken, PA, July 20, 2000 David's Bridal, Inc. (Nasdaq:DABR), reported net income of $4,923,000, or $0.25 per diluted share, for the quarter ended July 1, 2000, compared to $3,505,000, or $0.19 per diluted share, in the year-ago period. Second quarter revenues increased 31.6 percent to $65.5 million in 2000, on an 11.2 percent gain in comparable store sales. Operating income increased to $7.7 million, versus $5.7 million in the second quarter of 1999.

     Net income was $11,664,000, or $0.59 per diluted share, for the twenty-six weeks ended July 1, 2000, compared to $8,075,000, or $0.43 per diluted share, in the year-ago period. Revenues for the period increased 32.6% to $141.3 million, on a 10.3 percent gain in comparable store sales.

STORE EXPANSION PROGRAM

     Six new stores were opened during the second quarter of 2000 bringing the total new stores opened so far this year to 10. The stores opened in the second quarter are located in Monrovia, CA; Natick, MA; Miami, FL, Charleston, WV; Carolina, Puerto Rico and La Mesa, CA. We anticipate opening at least 21 new stores in Fiscal 2000.

     David's Bridal, Inc. is the largest and only national retailer of bridal gowns and bridal-related apparel and accessories. David's operates 110 stores in 36 states and Puerto Rico.

RECENT DEVELOPMENT

     On July 3, 2000, David's Bridal, Inc. announced that it agreed to be acquired by The May Department Stores Company for $20 per share in a tender offer to existing David's Bridal shareowners, subject to customary regulatory approvals and certain conditions. May commenced the tender offer on July 10, 2000. It is scheduled to expire at 12:00 midnight on August 7, 2000.

NOTE: This release contains forward-looking statements concerning the Company's current expectations as to future performance within the meaning of The Private Securities Litigation Reform Act of 1995, including our statements regarding the prospects for our business. There are important factors that
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could cause our actual results to differ materially from those expressed or implied by our forward-looking statements, including: changes in general, economic and business conditions, and those in the bridal industry in particular; actions of competitors; our ability to recover our costs in the pricing of our products; the extent to which we are able to develop new products and expand our business into new markets; our inability to effectively manage our growth; the level of demand for our products; changes in our business strategies; developments in international markets; and our inability to obtain financing when required. Investors are encouraged to review the Company's SEC filings for more information about the factors affecting the Company's business. Our filings can be obtained from the Company or by accessing the SEC's internet site at http://www.sec.gov.